Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Company Limited Announces Completion of

Senior Secured Notes Offering

MACAU, Thursday, December 1, 2016 – Studio City, the Hollywood-inspired, cinematically-themed resort, today announces the completion by Studio City Company Limited (“SCC”) of its international offering of senior secured notes due 2019 (the “2019 Notes”) and senior secured notes due 2021 (the “2021 Notes” and together with the 2019 Notes, the “Notes”).

SCC is a subsidiary of Studio City International Holdings Limited, of which 60% is held indirectly by Melco Crown Entertainment Limited (“Melco Crown Entertainment”) and 40% is held directly by New Cotai, LLC.

The offering consisted of US$350 million aggregate principal amount of 5.875% senior secured notes due 2019 and US$850 million aggregate principal amount of 7.250% senior secured notes due 2021. The 2019 Notes and the 2021 Notes were each priced at 100%. SCC intends to use the net proceeds from the offering, together with cash on hand, to fund the repayment in full of the HK$10,855,880,000 senior secured term loan and revolving facilities agreement, dated January 28, 2013 (as amended from time to time) (the “Existing Senior Secured Credit Facilities”), entered into between, among others, SCC as borrower and certain subsidiaries as guarantors (other than HK$1 million which will be rolled over into a term loan facility under the 2021 Senior Secured Credit Facilities (as defined below)).

As announced previously by Studio City, SCC has also entered into an agreement with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Existing Senior Secured Credit Facilities to provide for senior secured credit facilities in an aggregate amount of HK$234,000,000 (the “2021 Senior Secured Credit Facilities”).

The Notes will be senior secured obligations of SCC, rank equally with all of SCC’s existing and future senior indebtedness (although any liabilities in respect of obligations under the 2021 Senior Secured Credit Facilities that are secured by common collateral securing the Notes will have priority over the Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior to all of SCC’s existing and future subordinated indebtedness. The Notes are guaranteed by Studio City Investments Limited and all of the subsidiaries of SCC on a senior basis (the “Note Guarantees”). Melco Crown Entertainment is not a guarantor for the Notes.

The Notes will be listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”) on or around December 1, 2016. Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of SCC or the Notes.

The Notes and the Note Guarantees were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The Notes and the Note Guarantees have not been registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City may also make written or oral forward-looking statements in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Melco Crown Entertainment’s filings with the SEC, including in its periodic and annual reports to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Melco Crown Entertainment undertakes no duty to update such information, except as required under applicable law.

For investment community, please contact:

Ross Dunwoody

Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com